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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

UNITED WESTERN BANCORP, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
913201109
(CUSIP Number)
December 06, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	913201109

1	NAMES OF REPORTING PERSONS Clover Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		374,200

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		374,200

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	374,200

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	913201109

1	NAMES OF REPORTING PERSONS Clover Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		374,200

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		374,200

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	374,200

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	913201109

1	NAMES OF REPORTING PERSONS Michael C. Mewhinney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		370,100

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		370,100

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	370,100

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13G/A
     This Second Amended Schedule 13G (the “Schedule 13G”) is being filed on behalf of Clover Partners, L.P., a Texas limited partnership and the general partner of MHC Mutual Conversion Fund, L.P. (the “Fund”) and the manger of a certain managed account (the “GP”); Clover Investments, L.L.C., a Texas limited liability company and the general partner of the GP (“Clover”) and Michael C. Mewhinney, the principal of Clover (collectively, the “Reporting Persons”), relating to common stock, par value $0.0001 per share (the “Common Stock”) of United Western Bancorp, Inc., a Colorado corporation (the “Issuer”), purchased by the GP on behalf of a certain managed account and the Fund.
Item 1(a) Name of Issuer.
United Western Bancorp, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices.
700 17TH STREET
SUITE 2100
DENVER CO 80202
Item 2(a) Name of Person Filing.
Clover Partners, L.P.
Clover Investments, L.L.C.
Michael C. Mewhinney
Item 2(b) Address of Principal Business Office.
2100 McKinney Ave, Ste 1500
Dallas, TX 75201
Item 2(c) Place of Organization.
Texas
Item 2(d) Title of Class of Securities.
common stock, no par value (the “Common Stock”)
Item 2(e) CUSIP Number.
913201109

Item 3	Reporting Person.

The persons filing are not listed in Items 3(a) through 3(j).

Item 4	Ownership.
(a)	amount beneficially owned:
(i)	The Reporting Persons may each be deemed the beneficial owner of 374,200 shares of Common Stock.
(b)	percent of class:
(i)
The Reporting Persons are the beneficial owner of 5.2% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares of Common Stock beneficially held by 7,227,189, the number of shares of Common Stock issued and outstanding as of November 7, 2008 according to the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2008.

(c)	Number of shares as to which the person has:
(i)	Each Reporting Person may direct the vote and disposition of 374,200 shares of Common Stock.
Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits Exhibit 1
Joint Filing Agreement dated February 3, 2009 among Clover Partners, L.P., Clover Investments, L.L.C. and Michael C. Mewhinney.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 3, 2009

Clover Partners, L.P.
By:	Clover Investments, L.L.C., general partner

By:	/s/ Michael Mewhinney
	Name:	Michael Mewhinney
	Title:	Manager

Clover Investments, L.L.C.
By:	/s/ Michael Mewhinney
	Name:	Michael Mewhinney
	Title:	Manager

/s/ Michael C. Mewhinney
Michael C. Mewhinney

EXHIBIT INDEX

Exhibits	Exhibit 1

Joint Filing Agreement dated February 3, 2009 among Clover Partners, L.P., Clover Investments, L.L.C. and Michael C. Mewhinney.